# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: USANA Health Sciences, Inc., CIK 0000896264
CUSIP: 90328M107
Title of class of securities: COMMON STOCK, $0.001 par value per share
Address of issuer's principal executive offices: 3838 West Parkway Boulevard, Salt Lake City, Utah (UT), 84120
Date of event which requires filing of this statement: 03/26/2026
Amends the filing with accession number 0001193125-08-121883
Filed by CIK 0001203301
Persons authorized to receive notices and communications: Dr. Myron W. Wentz, c/o Sterling Financial Group, 4525 South Wasatch Blvd, Suite 250, Salt Lake City, Utah (UT), 84124, (212) 696-6943

## Reporting persons
- Gull Global Limited (CIK 0001636301): type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); source of funds: other (OO); sole voting power 0; shared voting power 7,408,345; sole dispositive power 0; shared dispositive power 7,408,345; aggregate amount beneficially owned 7,408,345 (40.1% of the class)
- Myron W. Wentz (CIK 0001203301): type of reporting person: individual (IN); citizenship or place of organization: Saint Kitts And Nevis (U7); source of funds: other (OO); sole voting power 0; shared voting power 7,408,345; sole dispositive power 0; shared dispositive power 7,408,345; aggregate amount beneficially owned 7,408,345 (40.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.001 par value per share
Name of issuer: USANA Health Sciences, Inc.
Address of issuer's principal executive offices: 3838 West Parkway Boulevard, Salt Lake City, Utah (UT), 84120
Comment:
Explanatory Note:

This Amendment No. 11 ("Amendment No. 11") amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on May 23, 2008 (the "Original Schedule 13D" and as amended from time to time, including by this Amendment No. 11, "Schedule 13D") by Myron W. Wentz ("Dr. Wentz") and Gull Holdings, Ltd., an Isle of Man company indirectly owned and controlled by Dr. Wentz ("Gull Holdings"), together with certain other reporting persons named therein (Dr. Wentz, Gull Holdings and such other reporting persons, collectively, the "Original Reporting Persons"), and amended and restated by Amendment No. 1 thereto filed on May 22, 2018, and further amended by Amendment No. 2 thereto filed on June 1, 2018, Amendment No. 3 thereto filed on August 7, 2018, Amendment No. 4 thereto filed on October 2, 2018, Amendment No. 5 thereto filed on February 11, 2020, Amendment No. 6 thereto filed on May 8, 2020, Amendment No. 7 thereto filed on August 24, 2020, Amendment No. 8 thereto filed on March 11, 2021, Amendment No. 9 thereto filed on August 13, 2021, and Amendment No. 10 thereto filed on November 22,2021, each jointly filed by Dr. Wentz and Gull Global Limited ("Gull Global" and together with Dr. Wentz and as applicable, Gull Holdings, the "Reporting Persons"), relating to the common stock, par value $0.001 per share (the "Shares"), of USANA Health Sciences, Inc., a Utah corporation (the "Issuer"). This Amendment No. 11 reflects changes to items 2, 4, 5 and 7 of the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by the following reporting persons (the "Reporting Persons"):

(i) Gull Global Limited, a company formed under the laws of the Commonwealth of The Bahamas that serves as an investment vehicle for Dr. Wentz ("Gull Global"); and

(ii) Dr. Myron W. Wentz, a dual citizen of St. Kitts and Nevis and Malta.

Gull Global is 50% owned by each of Viron Company Limited ("Viron"), and Myogen Limited ("Myogen"), each of which is a company formed under the laws of the Commonwealth of The Bahamas, and which serve as holding companies for Gull Global.

Each of Viron and Myogen is wholly owned by the Gull Trust, a revocable trust governed under the laws of the Commonwealth of The Bahamas that is administered for the benefit of Dr. Wentz and other beneficiaries, and the direct and indirect assets of which, including Viron, Myogen and Gull Global (and its assets), are controlled by Dr. Wentz. The Trustee of the Gull Trust is JTC Private Trust (Bahamas) Limited (the "Trustee"), which is a company organized under the laws of the Commonwealth of The Bahamas.

The director of each of Viron, Myogen and Gull Global are Astaire Associates Limited and Antares Associates Limited (the "Corporate Directors"), each a company organized under the laws of the Commonwealth of The Bahamas.

The names of the executive officers and directors of each of the Trustee and the Corporate Directors are provided in Item 2(c) below.
Residence or business address:
Unless otherwise specified in Item 2(c), the principal office for Gull Global and for each other person identified in Item 2(a) (including the executive officers and directors of the Trustee and the Corporate Directors) other than Dr. Wentz is located at Caves Corporate Center, Building No. 2, West Bay Street, Nassau, Bahamas.

The business address of Dr. Wentz is 3838 West Parkway Boulevard, Salt Lake City, Utah 84120.
Present principal occupation or employment:
Set forth below are: (i) the names of the executive officers and directors of the Trustee and the Corporate Directors, (ii) their present position with the respective entity, (iii) their business addresses (if different from the address in Item 2(b), (iv) their present principal occupation or employment, (v) the name of any corporation or other organization in which such employment is conducted (and the principal business and address thereof), and (vi) their citizenship or, in the case of an entity, the jurisdiction of formation of each Reporting Person is set forth below:

Directors and Executive Officers of JTC Private Trust (Bahamas) Limited

(i) Name: Michael John Bruce Halsey
(ii) Relevant Position with Trustee: Director
(iii) Business Address: 60 Nexus Way, 6th Floor Camana Bay, P.O. Box 30745, Grand Cayman KY1-1201, Cayman Islands
(iv) Principal occupation: Trust Company Official
(v) Company for Principal Occupation:
a. Name: JTC Private Trust (Bahamas) Limited
b. Principal Business: Corporate trust services
c. Address: See Item 2(b)
(vi) Citizenship: British

(i) Name: Christopher Deryck Sims
(ii) Relevant Position with Trustee: Director
(iii) Business Address: See Item 2(b)
(iv) Principal Occupation: Trust Company Official
(v) Company for Principal Occupation:
a. Name: JTC Private Trust (Bahamas) Limited
b. Principal Business: Corporate trust services
c. Address: See Item 2(b)
(vi) Citizenship: Bahamian

(i) Name: Naro Zimmerman
(ii) Relevant Position with Trustee: Director
(iii) Business Address: See Item 2(b)
(iv) Principal Occupation: Trust Company Official
(v) Company for Principal Occupation:
a. Name: JTC Private Trust (Bahamas) Limited
b. Principal Business: Corporate trust services
c. Address: See Item 2(b)
(vi) Citizenship: British

(i) Name: Renee Moore
(ii) Relevant Position with Trustee: Director, President
(iii) Business Address: See Item 2(b)
(iv) Principal Occupation: Trust Company Official
(v) Company for Principal Occupation:
a. Name: JTC Private Trust (Bahamas) Limited
b. Principal Business: Corporate trust services
c. Address: See Item 2(b)
(vi) Citizenship: Bahamian

(i) Name: Anthony Kikivarakis
(ii) Relevant Position with Trustee: Director
(iii) Residence Address: Ocean View Drive 44, Nassau, Bahamas
(iv) Principal Occupation: Accountant
(v) Company for Principal Occupation:
a. Name: JTC Private Trust (Bahamas) Limited
b. Principal Business: Corporate trust services
c. Address: See Item 2(b)
(vi) Citizenship: Bahamian

Directors and Executive Officers of Astaire Associates Limited and Antares Associates Limited

(i) Name: Michael John Bruce Halsey
(ii) Relevant Position with Corporate Directors: Director
(iii) Business Address: 60 Nexus Way, 6th Floor Camana Bay, P.O. Box 30745, Grand Cayman KY1-1201, Cayman Islands
(iv) Principal occupation: Director
(v) Company for Principal Occupation:
a. Name: JTC Directors (Bahamas) Limited
b. Principal Business: Corporate services
c. Address: See Item 2(b).
(vi) Citizenship: British

(i) Name: Naro Zimmerman
(ii) Relevant Position with Corporate Directors: Director
(iii) Business Address: See Item 2(b)
(iv) Principal occupation: Director
(v) Company for Principal Occupation:
a. Name: JTC Directors (Bahamas) Limited
b. Principal Business: Corporate services
c. Address: See Item 2(b).
(vi) Citizenship: British
Criminal convictions in the last five years: None of the Reporting Persons nor, to the best of their knowledge, any of the other persons listed in Items 2(a) and 2(c) has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best of their knowledge, any of the other persons listed on Items 2(a) or 2(c) hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Items 2(a) and 2(c) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 13, 2008, Dr. Wentz, Gull Holdings, Ltd., an Isle of Man company indirectly owned and controlled by Dr. Wentz ("Gull Holdings"), together with certain other persons (Dr. Wentz, Gull Holdings and such other persons, collectively, the "Original Reporting Persons") announced their intention to commence a tender offer (the "Offer") to purchase all of the outstanding Shares of the Issuer not owned by the Original Reporting Persons for $26.00 per share in cash through Unity Acquisition Corp., a newly formed acquisition vehicle ("Unity Acquisition"). On July 16, 2008, Gull Holdings and Unity Acquisition issued a press release announcing the termination of the Offer and disclosing that no Shares were accepted for payment by the Purchaser in connection with the Offer. As a result of the termination of the Offer on July 16, 2008, the Original Reporting Persons ceased to be a group (as disclosed in Item 11 of Amendment No. 8 to the Schedule TO filed by the Original Reporting Persons with the Commission on July 16, 2008 in connection with the Offer) and the Original Reporting Persons other than Dr. Wentz and Gull Holdings ceased to be reporting persons for purposes of this Schedule 13D.

From July 16, 2008 through November 13, 2013, Gull Holdings sold an aggregate of 1,263,285 Shares (not including Shares sold in cashless exercises, or following receipt upon exercise, of equity compensation Options (as defined below) and SSARs (as defined below) in open market transactions for aggregate gross proceeds of approximately $53,472,263.81.

On July 21, 2008, the Issuer granted to Dr. Wentz equity incentive compensation in the form of stock-settled stock appreciation rights relating to 500,000 Shares (the "SSARs"), with an exercise price of $26.06 per Share. At various times between September 14, 2012 and March 4, 2014, Dr. Wentz exercised the SSARs, which had an aggregate market value of $25,298,771.50 at the time of exercise, and received an aggregate of 233,342 Shares (which were sold in open market transactions in connection with settlement of such exercises).

Between November 2013 and April 2015, Dr. Wentz changed the form of his indirect ownership of the Shares deemed beneficially owned by him by causing Gull Holdings to transfer all of the Shares held by it to Gull Global (the "Gull Reorganization"). To effect the Gull Reorganization, (i) on or about November 29, 2013 Gull Global, which at the time was indirectly wholly owned by the Gull Trust and controlled by Dr. Wentz, acquired 131,788 Shares as a contribution from Gull Holdings, and Gull Global thereby became a reporting person for purposes of this Schedule 13D (Gull Global in such capacity, and together with Dr. Wentz and, as applicable, Gull Holdings, the "Reporting Persons"), (ii) on or about February 20, 2014, Gull Global acquired 100% of the share capital of Gull Holdings, and thereby acquired indirect beneficial ownership of the remaining Shares owned directly by Gull Holdings, and (iii) on or about April 1, 2015, Gull Holdings transferred to Gull Global 6,443,322 Shares and Gull Holdings ceased to be a reporting person for purposes of this Schedule 13D.

From time to time between April 9, 2014 through June 24, 2024, Gull Global sold an aggregate of 4,083,419 Shares (not including Shares sold in cashless exercises, or following receipt upon exercise, of equity compensation Options and SSARs) in open market transactions for aggregate gross proceeds of approximately $367,184,913.48.

Between December 4, 2014 and December 9, 2014 Dr. Wentz exercised, in cashless exercise transactions, options for 280,000 Shares, which he had been granted as equity compensation in 2005, which had an aggregate market value of $28,876,643.71 at the time of exercise and resulted in aggregate net cash proceeds of $12,534,370.59 to Dr. Wentz. The options had an exercise price of $39.18 per share.

From time to time between May 7, 2009 and September 3, 2025 the Reporting Persons also made charitable donations and other gifts of an aggregate of 1,313,171 Shares.

Since the termination of the Offer in 2008, the Reporting Persons have held (and, until Gull Holdings ceased to be a reporting person for purposes of this Schedule 13D, Gull Holdings held), and the Reporting Persons intend to continue to hold, their Shares for investment purposes. However, the Reporting Persons have sold and will continue to sell, some of their Shares through sales in the open market, in privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, for liquidity purposes. Some of such sales have been made pursuant to Rule 10b5-1 trading plans. The Reporting Persons also expect to continue to make charitable donations of Common Stock. In addition, the Reporting Persons may formulate plans or proposals for, hold discussions with the Issuer's management, the Issuer's Board of Directors, the Issuer's stockholders and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons' consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Issuer and its prospects.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Gull Global is the direct beneficial owner of 7,408,345 Shares, representing approximately 40.1% of the outstanding Shares, based on 18,456,935 Shares outstanding as of March 13, 2026 as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on March 16, 2026. Dr. Wentz is deemed to be the beneficial owner of the 7,408,345 Shares held directly by Gull Global, representing approximately 40.1% of the outstanding Shares,.

To the best of the Reporting Persons' knowledge, none of the other persons identified in Item 2 beneficially owns any Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons share the power to vote or direct the vote of the Shares beneficially owned by them, and the power to dispose of or direct the disposition of such Shares.
Transactions in the class effected during the past sixty days: Neither the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any person named in Item 2 of the Schedule 13D, has effected any transactions in Shares during the 60-day period prior to the date of this Amendment No. 11.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement dated March 30, 2026

## Signatures
- Gull Global Limited: /s/ Valarie A. Hing, Valarie A. Hing/Attorney in Fact (03/30/2026)
- Myron W. Wentz: /s/ Valarie A. Hing, Valarie A. Hing/Attorney in Fact (03/30/2026)